September 27, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (518) 447-8068

Alan P. Goldberg
President and Chief Executive Officer
First Albany Companies, Inc.
677 Broadway
Albany, NY 12207

	Re:	First Albany Companies, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
		File No. 0-14140

Dear Mr. Goldberg:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to those issues we
have addressed in our comments.   Please provide us with the
requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Please provide disclosures in your future filings that clarify the issues addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 6 - Investments

1. In the second last paragraph of this footnote we note that at December 31, 2004, you held an investment of $6.4 million in FA Technology Ventures, L.P. ("Partnership") compared to $25.4 million of total capital invested in the Partnership. We further note in the third paragraph of your Liquidity and Capital Resources - Investments and Commitments section in your MD&A that members of the General Partnership, FATV GP LLC, managing the Partnership consist of your Chairman, employees and subsidiaries. Please tell us how you determined that you were not required to consolidate the Partnership, specifying the authoritative guidance you relied upon including your consideration of SOP 78-9 and FIN 46(R).


Note 23 - Discontinued Operations
2. We note that you committed the asset management business to a disposal plan in 2004. Considering the guidance in paragraphs 46 and
47(a) of SFAS 144, please tell us how you determined you are not required to disclose the following:

* assets and liabilities of the disposal group presented separately in the assets and liability sections of the consolidated statements of financial condition; and

* carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group presented in the notes to the financial statements.

3. With respect to the Private Client Group sold in 2000, the results of which continue to be included in discontinued operations in 2004, please clarify:

* the nature of receipt and settlement of pending obligations related to the disposed asset group; and

* how the presented amounts directly relate to the 2000 disposal transaction, considering the guidance in paragraph 44 of SFAS 144.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3423 if you have questions regarding our comments.



      Sincerely,


						Amit Pande
						Assistant Chief Accountant


Alan P. Goldberg
First Albany Companies, Inc.
September 27, 2005
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